P.E. 1/1/02

1-15226

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002.

PanCanadian Energy Corporation
(Translation of Registrant's Name Into English)

150 - 9th Avenue S.W.
Calgary, Alberta, Canada T2P 3H9
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F __X____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956

Exhibits Index appears on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PanCanadian Energy Corporation
(Registrant)

Date: January 21, 2002

By: [signature]
Name: LAURIE J. SCHULLER
Title: General Counsel and Corporate Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

PanCanadian energy | News Release

All dollar figures are Canadian unless otherwise noted.
Natural gas is converted to barrels of oil equivalent on a six-to-one basis.

PanCanadian continues to drive gas growth in Western Basin and advance offshore and international projects with $1.7-billion investment in 2002

Calgary, January 21, 2002 — PanCanadian Energy Corporation today announced that its Board of Directors has approved a 2002 capital investment program of $1.7 billion. This program is designed to deliver strong near-term production growth from the Western Basin and to fund reserve growth in offshore and international projects for medium- and long-term value creation.

"The company remains focussed on two key strategic thrusts -- North American natural gas and international oil," said President Michael A. Grandin. "With this level of investment, we expect to grow our North American natural gas production by 10 percent in 2002. We also expect to add more than 200 million boe, thus growing our proven reserves by about 10 percent -- despite the shift in expenditures from the Western Basin to major projects in the East Coast offshore, the United Kingdom Central North Sea, and the deepwater Gulf of Mexico."

Planned capital expenditures for the year are the second highest in the company's history. The company expects to be able to fund its program largely from cash flow. This will leave PanCanadian with the financial capacity to invest in its best onshore and offshore projects and to respond to opportunities as they arise.

Approximately $1.1 billion, or 70 percent, of PanCanadian's exploration and production capital investment will be targeted towards natural gas. Over the past five years, PanCanadian has grown its gas production at a compound annual rate of approximately nine percent.

In addition to growing its conventional natural gas production, the company also is moving forward with development of its large resource base in coal bed methane. Results to date from the exploration and pilot programs have been very encouraging and the company expects to make a decision about commercial development in the first quarter. Once a decision is made, additional funds may be added to the capital budget. No coal bed methane production has been assumed for 2002.

Oil production is expected to decline by five percent year over year, given natural declines, the company's strategic focus on gas and decision to reduce expenditures on conventional heavy oil in response to the lower crude prices and wider differentials. The company will continue its work on the Christina Lake oil sands development project, which has the potential to add significant reserves and production in the medium term. The company expects to complete the commissioning of Phase 1 of the Christina Lake project by the end of the first quarter of 2002 and will then decide on the timing of subsequent phases.

Approximately $430 million in 2002 will be directed towards exploration and development prospects in Canada's East Coast offshore region, the deepwater Gulf of Mexico and the United Kingdom North Sea. Planned 2002 development expenditures for the Deep Panuke natural gas field offshore Nova Scotia are $114 million.

"The year 2002 will be a very active one for PanCanadian outside of the Western Basin, as we commence the development phases at Buzzard, Deep Panuke and Llano," Mr. Grandin said. "At Buzzard in the United Kingdom Central North Sea, the focus is intensifying on development, as a multi-well appraisal program continues. The portion of the field evaluated to date is now estimated to contain, net to PanCanadian, in excess of 180 million barrels of recoverable oil, with a significant area left to evaluate."

PanCanadian and its partners are assessing a variety of production options, one of which is an early production approach. Once development decisions have been reached, further capital will be authorized to pursue development this year.

At Deep Panuke, PanCanadian estimates recoverable reserves of up to one trillion cubic feet of natural gas and is currently preparing a Development Plan Application. At the Llano oil field in the Gulf of Mexico, co-venturers aim to complete the initial development-concept selection phase of work in the first half of 2002, which could lead to first production in early 2004.

PanCanadian expects to drill approximately 1,800 wells in 2002, down from 2,150 in 2001. Wells planned to be drilled for natural gas in the Western Basin will total about 1,500. The company expects to drill 15 wells in the Canadian East Coast offshore and internationally.

"Our 2002 plans build upon a year in which the company added to its major offshore and international exploration successes -- successes that will lead to world class development opportunities. Preliminary results for 2001 indicate that we have replaced approximately 170 percent of production, on an established basis," said Mr. Grandin.

Summary

	2002E *(millions of $)*	2001E* *(millions of $)*
Major capital program components		
Natural gas	**1,080**	1,086
Light/medium oil	**403**	410
Heavy oil	**76**	212
Total exploration and production	**1,559**	1,708
Marketing and midstream	**111**	215
Total capital expenditure budget	**1,670**	1,923
Basin specifics *(does not equal total capex)*		
Western Basin	**1,129**	1,327
Canadian East Coast offshore	**219**	161
International	**211**	220
Project specifics		
Buzzard	**41**	26
Deep Panuke	**114**	20
Llano	**21**	13
Weyburn	**70**	47
Christina Lake	**12**	85
Petrovera Resources	**54**	60
Power plants	**58**	154
* *Estimates as at July 2001*		

PanCanadian is a premier North American energy company active in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids. The company's core areas are the Western Basin including land in Western Canada and the United States, the East Coast of Canada, the Gulf of Mexico and the United Kingdom. These core areas are complemented by focussed international exploration programs.

ADVISORY - Certain information regarding the company set forth above, including management's assessment of the company's future plans and operations, may constitute forward-looking statements under applicable securities law. The energy business necessarily involves risks associated with oil and gas exploration, development and production, generation of electricity, and marketing and transportation of energy. These risks include loss of market, volatility of prices, currency fluctuations, imprecision of reserves estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

PanCanadian Energy Corporation
Wesley Twiss
Executive Vice President and
Chief Financial Officer

For further information:
Investment community:
Sheila McIntosh
403 290-2194
Audra Hyde
403 290-3244
Investor_Relations@pcenergy.com

Media:
Scott Ranson
403-290-2710
Kimberly Benn-Hilliard
403-290-2020

Shares listed
Toronto Stock Exchange:
PCE
New York Stock Exchange:
PCX

Web site: www.pancanadianenergy.com